The 2023 ETF Series Trust

234 West Florida Street, Suite 203

Milwaukee, WI 53204

December 5, 2025

VIA EDGAR TRANSMISSION

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	The 2023 ETF Series Trust (the “Trust”)

Post-Effective Amendment No. 12 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 333-272579, 811-23883

Dear Mr. Cowan:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 1, 2025, with respect to the Amendment and the Trust’s proposed two new series, the Transamerica Bond Active ETF and the Transamerica Large Value Active ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Transamerica Bond Active ETF:

1.	We noticed that the Fund is investing in mortgage-backed, commercial mortgage-backed, and asset-backed securities (including collateralized mortgage obligations). Please clarify whether such investments would also include non-investment grade or non-agency bonds. Also, will the Fund invest more than 15% in those types of investments?

Response: The Fund invests regularly in agency and non-agency mortgage-backed, commercial mortgage-backed, and asset-backed securities (including collateralized mortgage obligations); however, the majority of the allocation will be held in investment grade securities. The Trust supplementally confirms that,while the Fund may hold more than 15% in non-agency securitized investments, it would not expect the Fund to hold more than 15% in non-investment grade securitized assets.

2.	Following the explanation of the term “duration,” please add a short example of duration.

Response: The Trust has updated the Fund’s principal investment strategy disclosure consistent with the Staff’s comment. The Trust has provided the Staff with an updated version of the Funds’ prospectus with revisions contemplated by this letter separately via email.

3.	Please explain in more detail Aegon’s investment approach. In particular, please describe how Aegon analyzes the various top-down and bottom-up criteria in its bond selection process.

Response: The Trust has updated the Fund’s principal investment strategy disclosure to describe how Aegon analyzes the various top-down and bottom-up criteria in its bond selection process.

4.	We note that the Principal Risk Factors disclosures include risks that appear not to have corresponding principal investment strategy disclosures. For example, inflation protected debt, repurchase agreements, warrants and rights. Please either add appropriate disclosures to the investment strategy or remove the risk disclosures.

Response: While investments in inflation protected debt securities, repurchase agreements, warrants and rights are permitted within the Fund, they are not considered to be principal investments of the Fund and as a result, such risk factors have been removed from the Fund’s principal investment risk.

5.	Please enhance the Derivatives Risk disclosures to include a summary of the risks associated with types of derivatives that the Fund will use as part of its strategy. That is, the principal investment strategy mentions options, futures, forward currency contracts and swaps (including interest rate, total return, and credit default swaps), the Derivatives Risk section should include summary risk disclosures describing the material risks associated with each of these instrument types.

Response: The Trust has made changes consistent with the Staff’s comment.

6.	The Staff notes that Active Trading risk is identified as a principal risk. If frequent trading is part of the Fund’s principal investment strategy, please add corresponding disclosure.

Response: The Trust confirms that frequent trading may be part of the Fund’s principal investment strategy. The Trust has made changes consistent with the Staff’s comment.

7.	For the Emerging Markets Risk disclosure, consider adding risk disclosure related to an increased potential for market manipulation.

Response: The Trust has made changes consistent with the Staff’s comment.

8.	For Floating Rate Loan risk, please clarify if this risk is related to bank loans discussed in the strategy section. Otherwise, please reference floating rate loans in the strategy section.

Response: The Trust confirms that the Floating Rate Loan risk is related to bank loans discussed in the strategy section. The Trust has revised the risk disclosure to clarify the foregoing.

Transamerica Large Value Active ETF:

9.	Please explain in the disclosure how Great Lakes’ proprietary quantitative screening tool evaluates the “potential for improving business prospects.” Quantitative tools typically assess measurable financial or operational metrics rather than forward-looking business prospects. Accordingly, please identify the specific criteria the tool uses to make this assessment and explain how those criteria translate into evaluating potential improvements in a company’s business prospects.

Response: The Funds respectfully decline to make any changes in response to this comment.

10.	The Staff notes that the disclosure describes Great Lakes’ proprietary quantitative screening tool; however, it does not clearly explain how Great Lakes ultimately selects securities beyond the brief introductory sentence. Please expand the disclosure to provide more detail on how Great Lakes makes its securities purchase and sale decisions.

Response: The Trust has made changes consistent with the Staff’s comment.

11.	We note that the Principal Risk factors include Focused Investing Risk. To the extent the Fund will focus on any particular countries, regions, sectors, industries, etc., disclose that focus and the risks associated with that investment focus.

Response: The Trust has made changes consistent with the Staff’s comment.

12.	The Staff notes that Active Trading risk is identified as a principal risk. If frequent trading is part of the Fund’s principal investment strategy, please add corresponding disclosure.

Response: The Trust has made changes consistent with the Staff’s comment.

13.	Consider including a more comprehensive description of the Funds’ principal investment strategies in Item 9.

Response: As required by Item 4 of Form N-1A, the Fund’s summary prospectus describes the Fund’s principal investment strategies. Additional information associated with the Fund’s principal investment strategies is described within the statutory prospectus. General Instruction C.(3)(a) of Form N-1A provides that “[i]information that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Registrant submits that the principal investment strategies disclosed in response to Item 4 need not be identified again in response to Item 9(b). Accordingly, the Registrant respectfully submits that no revisions are necessary.

14.	Consider disclosing whether the Funds intend on being limited derivatives users.

Response: The Funds respectfully decline to make any changes in response to this comment. The Funds believe that how they comply with Rule 18f-4 does not provide information that an investor would need to evaluate the Funds. This view is supported by the fact that neither Form N-1A nor Rule 18f-4 requires a fund to disclose whether it is a limited derivatives user or a full compliance fund or any other requirement of Rule 18f-4

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Lissa Richter
Lissa Richter
Secretary of the Trust
The 2023 ETF Series Trust